SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Golar LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2745C102

(CUSIP Number)

Georgina Sousa
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11
Bermuda
+1 (441) 295-4705

with a copy to:

Gary J. Wolfe, Esq.

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2745C102
1.	Name of Reporting Person Golar LNG Limited
2.	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	SEC use only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by the Reporting Person
7.	Sole Voting Power: 0
8.	Shared Voting Power: 0 Common Units
9.	Sole Dispositive Power: 0
10.	Shared Dispositive Power: 0 Common Units
11.	Aggregate Amount Beneficially Owned by the Reporting Person: 0 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person CO

CUSIP No. Y2745C102

SCHEDULE 13D/A

This Amendment No. 11 (this "Amendment") amends the original Schedule 13D first filed with the Securities and Exchange Commission (the "Commission") by the Reporting Person on April 25, 2011 (as subsequently amended, the "Schedule 13D") and is filed by the Reporting Person with respect to the common units representing limited partner interests ("Common Units") in Golar LNG Partners LP (the "Issuer"). The purpose of this Amendment is to report that, following the closing of the Merger (as defined below) on April 15, 2021, the Reporting Person ceased to be the beneficial owner of Common Units of the Issuer. The Schedule 13D is hereby amended and supplemented to include the information set forth herein. This Amendment constitutes an exit filing of the Reporting Person in respect of Common Units previously reported as beneficially owned by the Reporting Person.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment.

Item 4.	Purpose of Transaction

On January 13, 2021, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with New Fortress Energy Inc., a Delaware corporation ("NFE"), the General Partner, Lobos Acquisition LLC, a Marshall Islands limited liability company and an indirect subsidiary of NFE ("Merger Sub"), and NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales and an indirect subsidiary of NFE ("GP Buyer"), pursuant to which Merger Sub merged with and into the Issuer, with the Issuer surviving the merger as an indirect subsidiary of NFE (the "Merger").

At the effective time of the Merger on April 15, 2021 (the "Effective Time"), each Common Unit that was issued and outstanding as of immediately prior to the Effective Time was converted into and thereafter represented the right to receive cash in an amount equal to $3.55. Concurrently with the consummation of the Merger, GP Buyer purchased from the Reporting Person and the Reporting Person transferred to GP Buyer (the "GP Transfer" and, collectively with the Merger and the other transactions contemplated by the Merger Agreement, the "Transactions"), all of the outstanding membership interests in the General Partner pursuant to a Transfer Agreement dated as of January 13, 2021 (the "Transfer Agreement"). Upon the closing of the Merger, the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding securities of the Issuer.

The foregoing descriptions of the Merger Agreement and the Transfer Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits A and B to this Amendment and are incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Units beneficially owned by Golar LNG Limited (on the basis of a total of 69,301,636 Common Units outstanding as reported to Golar LNG Limited by the Issuer on January 25, 2021), is as follows:

a)	Amount beneficially owned: 0	Percentage: 0.0%
b)	Number of Common Units to which Golar LNG Limited has:

i.       Sole power to vote or to direct the vote: 0

ii.       Shared power to vote or to direct the vote: 0

iii.       Sole power to dispose or to direct the disposition of: 0

iv.       Shared power to dispose or to direct the disposition of: 0

c)	Other than the transaction described herein, no transactions were effected by the Reporting Person in the last sixty days.
d)	Not Applicable.
e)	As of April 15, 2021, Golar LNG Limited no longer beneficially own any Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment.

Item 7.	Material to be Filed as Exhibits.
Exhibit A	Agreement and Plan of Merger, by and among Golar LNG Partners LP, Golar GP LLC, New Fortress Energy Inc., Lobos Acquisition LLC and NFE International Holdings Limited, dated as of January 13, 2021 (incorporated by reference to Exhibit 4.1 to the Issuer's Report on Form 6-K filed on January 19, 2021)
Exhibit B	Transfer Agreement, dated as of January 13, 2021, by and among Golar LNG Limited, Golar GP LLC and NFE International Holdings Limited (incorporated by reference to Exhibit 4.2 to the Issuer's Report on Form 6-K filed on January 19, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 23, 2021

GOLAR LNG LIMITED

By:	/s/ Karl Fredrik Staubo
	Name:	Karl Fredrik Staubo
	Title:	Chief Financial Officer